                                                                EXHIBIT 99(a)(7)

                                                 [MACKENZIE PARTNERS, INC. LOGO]

NEWS RELEASE:

15 DECEMBER 1999

OFFER BY SOLUTION 6 HOLDINGS LIMITED FOR ELITE INFORMATION GROUP, INC.

The boards of Solution 6 Holdings Limited (SOH:ASX) and Elite Information Group, Inc. (Nasdaq: ELTE) announced today that they have entered into a merger agreement pursuant to which Solution 6 will acquire Elite for US$11.00 per share in cash. The merger will reinforce Solution 6's position as the world's largest player in practice management software for the time-based professional services industry.

BACKGROUND ON ELITE

Elite (formerly Broadway & Seymour, Inc.) is a software product and services company providing integrated solutions to the financial, legal and professional services market. Elite's products are focused primarily on time tracking, billing, internal accounting and other administrative functions including marketing, records management, case management and conflicts of interest prevention.

Elite is a market leader in financial and practice management software for law firms in the US. Elite is increasingly expanding beyond the legal industry, and in 1998 approximately 10% of its new customers were other professional time based firms such as accounting firms, consulting practices and public relations organisations. In 1999, Elite introduced Elite.com, an internet-based provider of time and billing services to the professional services market. Elite is also a founding partner in Serengeti, the world's first application service provider
(ASP) dedicated to serving the legal profession.

THE OFFER

A cash tender offer will be made by Solution 6 for all of the outstanding shares of common stock of Elite. The offer will be on the basis of US$11.00 in cash for each share in Elite. The offer is conditioned upon, among other things, Solution 6 acquiring a majority of the fully diluted share capital of Elite, and expiration of certain regulatory waiting periods.

The transaction values Elite at approximately US$95.6 million (A$150.5 million), representing a 44% premium for Elite shareholders based on the average closing price of Elite over the last thirty trading days prior to the announcement of the transaction.

Elite directors and officers representing approximately 20% of the fully diluted share capital of Elite have irrevocably agreed to tender their shares in the offer, vote in favour of the merger and have granted an option to Solution 6 to acquire their shares under certain circumstances.

ACQUISITION FUNDING

Telstra has advised it intends to invest a further A$50 million (US$31.7 million) in Solution 6 as a partial exercise of its option to acquire 25% of Solution 6. In addition to these funds, the transaction will be funded by Solution 6 cash reserves and a bridge facility provided by Warburg Dillon Read for US$60 million (A$95.2 million).

RATIONALE

This transaction represents a major step forward in the implementation of Solution 6's strategy of becoming a market leader in the provision of software solutions to the time-based professional. Elite's operations will:

o with the convergence of the accounting, legal and consulting industries, position Solution 6 as a global leader in the supply of practice management software to the time based professional services market;

o strengthen Solution 6's position in the provision of legal practice management software in the US, to provide a market leading position in North America;

o provide an opportunity for Solution 6 to leverage its legal practice management software leadership in the US into Australia, Asia and Europe. Elite has 25 employees in London and will be opening an office in Brussels in January 2000. Europe is Elite's primary focus outside of the United States;

o provide a substantial distribution channel in the attractive North American market, as Elite derives 80% of its revenue from North America;

o strengthen Solution 6's ASP strategy through Elite.com and through Elite's partnership with Serengeti, the world's first ASP dedicated to the legal profession; and

o provide leading edge technology. R&D spending in the last three years has exceeded historical levels and has produced significant enhancements to the features and functionality of its product offerings.


Warburg Dillon Read is acting as financial adviser to Solution 6 in relation to the acquisition of Elite. Elite is being advised by Volpe Brown & Whelan.


ENQUIRIES

SOLUTION 6
Chris Tyler, Chief Executive Officer                 011 612 9278 6000
Tom Montgomery, Chief Financial Officer

WARBURG DILLON READ
Robert Rankin (Australia)                            011 612 9324 2508
John McElroy (US)                                    212 821 2873

ELITE INFORMATION GROUP INC
Christopher Poole, Chief Executive Officer           323 642 5270

VOLPE BROWN WHELAN & CO
Bill Ruckelshaus                                     415 274 7913

INFORMATION ON ELITE

BACKGROUND

Established in 1947, Elite is the premier supplier of financial and practice management systems for legal professional services with installations in more than 650 firms internationally. Elite's business focus is to develop high-performance client/server software for law firm, financial, and practice management applications.

For the past decade, Elite's focus has been on meeting the information needs of the legal industry, and more recently the professional service firm environment. In 1981, Elite Data Processing was formed to specialize in law firm accounting applications. From 1981 until 1988, Elite specialized in a timesharing solution that connected law firms online with Elite's central computer system. Thus, Elite gained valuable experience in installing and supporting a substantial number of legal systems in a wide range of practice areas.

During 1989, the market shift to Open Systems Technology coupled with the expanding power of relational databases, offered a unique opportunity to provide a system designed to harness these powerful 4GL tools. Elite created a system based on these new tools and introduced the system throughout the United States in the early 1990s.

In addition to strong product development, Elite's personnel contribute to the success of the company. Elite strives to hire and retain quality employees. As a result, the staff has the highest level of expertise of any company serving the legal market. Many of Elite's employees hold advanced accounting and technical degrees and approximately two-thirds of the employees are devoted to the support, training and the installation side of the business. Virtually all employees have prior law firm, accounting and/or technical experience, and understand the pressures, deadlines and requirements of professional service firms.

In February 1994, Broadway & Seymour acquired Elite Data Processing and the company name was changed to Elite Information Systems, Inc. In April 1999, Elite became a wholly owned subsidiary of Elite Information Group, Inc., which was formerly called Broadway & Seymour. Elite Information Group is traded on the NASDAQ stock market under the symbol ELTE.

Elite is committed to leading edge technology. Its R&D spending over the last 3 years has exceeded historical levels and has produced significant enhancements of the features and functionality of its product offerings. This has resulted in Microsoft SQL Server compatible versions and Microsoft Windows NT compatible versions of its product offerings. In addition, Elite has recently introduced Microsoft Outlook capabilities, Elite WebView, an Intranet product and TimeTrax(TM) a remote-entry and expense tracking product. Elite has also developed Elite Enterprise, its 32-bit version of the suite of practice management applications, which recently commenced beta testing.

GLOBAL CORPORATION

Elite has built strong European and Canadian operations and plans to further broaden its international operations. It has among its clients, several of the largest law firms in the United Kingdom, the largest law firm in Continental Europe and some of the largest law firms in Canada. Approximately 18% of total Elite revenue is generated from clients outside of the United States and therefore the importance of markets beyond the United States is crucial in developing future marketing and product strategies.

INTERNET / ASP STRATEGY

Elite has formed Elite.com to provide web-based solutions to small professional service firms. Elite.com provides an opportunity to extend the services and value Elite provides to its large clients to clients of all sizes. Through Elite.com, it is proposed that Elite will move to the next level to be at the forefront of web initiatives, hosted applications and e-commerce developments.

Elite, in conjunction with ELF, MeltingPoint and Punch Networks announced in September 1999 that it will offer software products and services on Serengeti, the world's only ASP dedicated to serving the legal profession. Software in categories such as case management, time and billing, electronic invoicing and litigation support will be provided through the Internet for a usage or flat fee.

FINANCIAL INFORMATION

Consolidated Statement of Operations
-----------------------------------------------------------------------------------------------------------
Year ended 31 December                                                                          RESTATED
US$mm                                                       1996         1997         1998      1998 (a)
-----------------------------------------------------------------------------------------------------------
Net revenue                                                 89.4         79.6         69.0        45.1

Operating expenses:
Cost of revenue                                             68.0         49.8         50.5        28.7
Research and development                                     5.8          5.9          7.5         3.1
Sales and marketing                                         12.3         11.1         13.2         8.9
General and administrative                                  11.2         10.2         11.1         4.8
Restructuring and impairment                                 2.3         (0.7)         0.6         --
                                                          ------       ------       ------      ------
Total operating expenses                                    99.6         76.2         82.9        45.4

Operating income (loss)                                    (10.3)         3.4        (13.9)       (0.4)
Gain on disposition of non-strategic business units          9.7          1.2          1.9         --
Interest income                                              0.3          0.9          0.9         0.9
Interest expense                                            (0.5)        (0.1)        (0.1)       (0.1)
                                                          ------       ------       ------      ------
Income (loss) before income taxes                           (0.8)         5.3        (11.1)        0.5

Income tax (provision) benefit                              (1.5)        (2.4)         3.5        (0.4)
                                                          ------       ------       ------      ------
Net income (loss)                                           (2.2)         2.9         (7.6)        0.1
-----------------------------------------------------------------------------------------------------------

(a) Restated 1998 results reflect the sale of Elite's CRM business and elimination of certain overhead costs along with estimated income tax effects, as disclosed by Elite on Form 8-K dated May 19, 1999.

Consolidated Statement of Operations
-----------------------------------------------------------------------------------
Nine Months ended 30 September
US$mm                                                       1998         1999
-----------------------------------------------------------------------------------
Net Revenue                                                 31.6         43.8

Operating expenses:
Cost of revenue                                             20.6         25.3
Research and development                                     2.0          3.1
Sales and marketing                                          5.9          7.0
General and administrative                                   4.9          5.2
Restructuring and impairment                                 --           --
                                                          ------       ------
Total operating expenses                                    33.5         40.7

Operating income (loss)                                     (1.9)         3.1
Loss on disposition of non-strategic business unit           --          (0.3)
Interest income, net                                         0.7          0.8
                                                          ------       ------
Income (loss) from continuing operations before tax         (1.2)         3.6

Income tax (provision) benefit for continuing operations     0.1         (1.5)
                                                          ------       ------
Income (loss) from continuing operations net of tax         (1.1)         2.0

Discontinued operations:
Income (loss) from discontinued operations net of tax       (4.3)        (0.4)
(provision) benefit
Gain on sale of discontinued operations net of tax           --           4.9
                                                          ------       ------
Net income (loss)                                           (5.4)         6.5
-----------------------------------------------------------------------------------

For the nine month results and restated 1998 results presented, the consolidated financial statements of Elite Information Group reflect as continuing operations, the results of operations and financial position of Elite Information Group's wholly owned subsidiary, Elite Information Systems, Inc. During the third quarter of 1999, the Company began start-up operations of its new Elite.com subsidiary, the results for which are included in the Consolidated Statement of Operations for the nine months ended September 30, 1999. During the second quarter of 1999, the Company sold its Customer Relationship Management business ("CRM"). The operating results for CRM are presented in the Consolidated Statement of Operations for the nine months ended September 30, 1999 as discontinued operations and the prior period has been restated to reflect the Company's continuing operations. The Consolidated Statement of Operations for the years ended 1996, 1997 and 1998 (before restatement) do not reflect any adjustment for the sale of CRM. Also, effective March 5,1999 the Company sold all of the outstanding shares of The Minicomputer Company of Maryland, Inc. ("TMC") to a holding company owned by TMC management.

Revenue growth during the 3rd quarter of 1999 and the first 9 months of 1999 was greatly influenced by the higher levels of orders received during 1998 which were 67% above the amount of orders signed during 1997. Elite management attributed the increase in contract signings in part to Elite's introduction of products utilising a wider variety of database platforms and enhancements to existing product functionality. Year 2000 considerations may have also focused an increasing number of professional services firms on replacing their existing systems by the end of 1999.

Elite's signed contract backlog totalled US$13.7 million as of 30 September 1999, compared to a record US$26.4 million as of 31 December 1998. Backlog represents the amount of unearned software license and implementation revenue on signed customer contracts.

Research and development expenses for the nine months ended 30 September 1999, increased US$1.1 million to US$3.1 million. Research and development expenses consist primarily of salaries and expenses of Elite's development personnel and outside consultants. The third quarter 1999 increase over the same period can be attributed primarily to start-up costs related to Elite.com. The higher expenses also reflect ongoing efforts to develop the next version of the Elite suite of products based on an advanced object-oriented architecture with enhanced usability features. During the nine months to 30 September 1999, no software developments were capitalised.

Balance Sheet
----------------------------------------------
US$mm                           AS AT 30/9/99
----------------------------------------------
ASSETS
Current Assets:
Cash                                     30.4
Receivables                              21.1
Deferred income taxes                     4.2
Other current assets                      0.8
                                    ---------
Total current assets                     56.6

Property and equipment                    1.6
Software costs                            1.0
Intangibles                               3.8
Other                                     0.2
                                    ---------
TOTAL ASSETS                             63.2

LIABILITIES
Current Liabilities:
Accounts payable - trade                  4.7
Accrued compensation                      2.9
Other accrued liabilities                 4.9
Deferred revenue                         15.9
Income taxes payable                      0.8
                                    ---------
Total current liabilities                29.1

Deferred income taxes                     0.9
Other liabilities                         0.2
                                    ---------
TOTAL LIABILITIES                        30.3

                                    ---------
SHAREHOLDERS' EQUITY                     32.9
----------------------------------------------



ABOUT SOLUTION 6

Solution 6 is the world's leading supplier of business systems to the accounting profession. The company is a market leader in Australia, New Zealand, South Africa and the UK in the practice management, client accounting and taxation markets and it also has a strong presence in the US and Continental Europe. Solution 6 primarily focuses on practice management accounting, client accounting, taxation, accounting for business and insolvency software. Solution 6 is currently leading the market with its new application service provider
(ASP) business. An ASP enables customers to operate business software via the Internet or through private networks. In this model, customers will rent the applications from Solution 6, and access the applications through a browser, rather than incurring substantial hardware costs to run full applications onsite. Solution 6 was established in 1981, became a publicly listed company in 1987 and currently has approximately 1,200 employees in 13 countries. Additional information on Solution 6 is available at http://www.solution6.com or by sending email to info@solution6.com.

FORWARD-LOOKING STATEMENTS

Certain of the above statements are forward-looking statements, which involve risks and uncertainties. Actual results could differ materially as a consequence of a number of factors including: uncertainties relating to acquisitions, including operational disruptions, unexpected operating expenses and losses, and expenses associated with the integration of such acquisitions; fluctuations in the company's operating results due to product demand, length of sales cycle, size and timing of individual customer transactions and similar matters, changes in the client/server application software market including technology change, changes in customer requirements, frequent new product introductions by competitors and emerging standards; dependence on the legal services market; reliance on third-party resellers; dependence on Solution 6 and Elite key management and other factors set forth in the Australian Stock Exchange and Securities and Exchange Commission reports and filings of Solution 6 and Elite respectively.

                                      # # #